Vontier Corporation

5420 Wade Park Boulevard, Suite 206

Raleigh, NC 27607

April 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Tim Buchmiller
Russell Mancuso

Re:	Vontier Corporation — Withdrawal of
Registration Statement on Form S-1 (File No. 333-236455)

Ladies and Gentlemen:

On February 14, 2020, Vontier Corporation (the “Company”) filed Registration Statement No. 333-236455 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company has determined to withdraw the Registration Statement due to recent market and economic disruptions caused by the COVID-19 pandemic. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the Company’s legal counsel, Thomas W. Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-7886.

Very truly yours,

VONTIER CORPORATION

By:	/s/ Mark D. Morelli
Name: Mark D. Morelli
Title: President and Chief Executive Officer

cc:	Daniel B. Kim, Vice President – Associate General Counsel and Secretary, Fortive Corporation Thomas W. Greenberg, Skadden, Arps, Slate, Meagher & Flom LLP